SCITEX CORPORATION LTD.

                                   ----------

              NOTICE OF 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 29, 2002

                                   ----------
                                                                Tel Aviv, Israel
                                                               November 29, 2002


To the Shareholders of Scitex Corporation Ltd. ("Scitex" or the "Company"):

         NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting") of Scitex will be held at the offices of the Company, 3 Azrieli Center, Triangle Building, 45th Floor, Tel Aviv, Israel, on Sunday, December 29, 2002 at 1:00 P.M. (Israel time).

         The agenda of the meeting will be as follows:

         (1) To elect one Outside Director of the Company;

         (2) To elect five other Directors of the Company;

         (3) To approve the merger of Scitex Vision Ltd., a wholly owned subsidiary of the Company, and Aprion Digital Ltd. and the Company's undertakings in connection therewith;

         (4) To reappoint the Company's independent auditors and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services;

         (5) To discuss the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2001; and

         (6) To transact such other business as may properly come before the meeting or any adjournment thereof.

         Shareholders of record at the close of business on November 22, 2002 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

         Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

         Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

                                         By Order of the Board of Directors,

                                            MEIR SHANNIE
                                              CHAIRMAN OF THE BOARD OF DIRECTORS

                                            YEOSHUA AGASSI
                                              CHIEF EXECUTIVE OFFICER



         THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001, INCLUDING FINANCIAL STATEMENTS, WAS SENT TO SHAREHOLDERS OF THE COMPANY ON OR ABOUT JULY 29, 2002. THE ANNUAL REPORT IS NOT PART OF THE PROXY SOLICITATION MATERIAL. COPIES OF THE ANNUAL REPORT MAY BE OBTAINED ON REQUEST TO THE CORPORATE SECRETARY OF THE COMPANY (TELEPHONE 011 972 3 607 5797; FAX 011 972 3 607 5756).

                             SCITEX CORPORATION LTD.
                 3 AZRIELI CENTER, TRIANGLE BUILDING, 45TH FLOOR
                             67023 TEL AVIV, ISRAEL

                                 PROXY STATEMENT

                   2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement ("Proxy Statement") is furnished to the holders of Ordinary Shares, NIS 0.12 nominal value (the "Ordinary Shares"), of Scitex Corporation Ltd. ("Scitex" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2002 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2002 Annual General Meeting of Shareholders. The meeting will be held on Sunday, December 29, 2002 at 1:00 P.M. (Israel time) at the offices of the Company, 3 Azrieli Center, Triangle Building, 45th Floor, Tel Aviv, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

         It is proposed that at the meeting resolutions be adopted: (1) to elect one Outside Director of the Company; (2) to elect five other Directors of the Company; (3) to approve the merger of Scitex Vision Ltd., a wholly owned subsidiary of the Company, and Aprion Digital Ltd. and the Company's undertakings in connection therewith; and (4) to reappoint the independent auditors of the Company and to authorize the Board of Directors to fix their remuneration for the current calendar year in accordance with the volume and nature of their services.

         In addition, the Auditors' Report and the Consolidated Financial Statements of the Company for the year ended December 31, 2001 will be discussed at the Annual General Meeting.

         The Company currently is not aware of any other proposals, which will come before the Annual General Meeting. If any other matters properly come before the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their judgment.

VOTING AND PROXIES

         A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

         Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on November 22, 2002, will be entitled to vote at the Annual General Meeting. Proxies are being mailed to shareholders on or about November 29, 2002 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. However, the Company has retained Mackenzie Partners, Inc. to assist in the solicitation of proxies for a fee of $4,000 plus reimbursement of out-of-pocket expenses. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of Ordinary Shares.

         The Company had outstanding on November 22, 2002, 43,018,413* Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.


----------
* Does not include 448,975 Ordinary Shares purchased on behalf of the Company under an approved share repurchase program and held by a trustee for the benefit of employees within the framework of one of the Company's stock option plans. Until acquired by employees, such shares shall have no voting rights or rights to receive cash dividends.

                           OWNERSHIP OF SCITEX SHARES


         The following table sets forth certain information as of November 22, 2002 concerning (i) the only persons or entities known to us to beneficially own more than 5% of our outstanding Ordinary Shares and (ii) the number of Ordinary Shares beneficially owned by our directors and members of our senior management as a group:

                                                           ORDINARY SHARES
                                                         BENEFICIALLY OWNED
                                                    ----------------------------
NAME AND ADDRESS                                    NUMBER OF SHARES  PERCENT(1)
----------------                                    ----------------  ----------

Clal Industries and Investments Ltd. ("CII")(2)        9,540,226       22.18%
  3 Azrieli Center, Triangle Building, 45th Floor
  67023 Tel Aviv, Israel

Discount Investment Corporation Ltd. ("DIC")           9,421,794(3)    21.90%
  3 Azrieli Center, Triangle Building, 43rd Floor
  67023 Tel Aviv, Israel

AXA Financial, Inc ("AXA") (4)                         2,427,700        5.64%
  1290 Avenue of the Americas
  New York, NY 10104, USA

All our directors and members of our senior management   160,000(4)     0.37%(1)
  as a group (consisting of 12 persons)

----------
(1) Percentages in this table are based on the number of outstanding Ordinary Shares carrying voting rights as of November 22, 2002 (namely, 43,018,413 Ordinary Shares) plus, as regards directors and members of senior management as a group, such number of newly issued Ordinary Shares as such group had the right to receive upon the exercise of options which are exercisable within 60 days.
(2) All CII's shares in the Company are held through CII's wholly owned subsidiary, Clal Electronics Industries Ltd. ("CEI").
(3) Includes 4,880,334 Ordinary Shares held through DIC Loans Ltd. and 1,875,779 Ordinary shares held by PEC Israel Economic Corporation ("PEC"), both wholly owned subsidiaries of DIC.
(4) Beneficially owned by AXA or AXA's affiliated companies through Alliance Capital Management, L.P., an investment adviser majority-owned by AXA, which holds a majority of the Ordinary Shares by unaffiliated client discretionary investment accounts.
(5) Includes 155,000 stock options exercisable within 60 days of November 22, 2002.

         CII and its wholly owned subsidiary, CEI, are Israeli companies, holding investments, predominately in Israeli companies, operating primarily in the manufacturing and high technology industries, including cement, textiles, high-technology and electronics, paper and cartons, biotechnology, communications and management of venture capital funds. CII may be deemed to share with CEI the power to vote and dispose of the outstanding Ordinary Shares of Scitex held by CEI.

         DIC, an Israeli company, and PEC, a Maine corporation wholly owned by DIC, hold investments in companies, predominately companies located in Israel or that are Israel-related, operating mainly in the fields of communications, advanced technology, industry, real estate and commerce. DIC may be deemed to share with PEC and with DIC Loans Ltd., an Israeli corporation also wholly owned by DIC, the power to vote and dispose of the outstanding Ordinary Shares of Scitex held by PEC and DIC Loans Ltd.

         CII and DIC are both controlled by IDB Development Corporation Ltd. ("IDBD"). Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine
Recanati, together may be deemed, through their holdings in three private companies as at November 22, 2002, as the beneficial owners of approximately 51.7% of the equity and voting power in IDB Holding Corporation Ltd. ("IDBH"), the parent of IDBD. Leon Y. Recanati and Judith Yovel Recanati, who are brother and sister, and their cousin Oudi Recanati, are the nephews and niece of Elaine Recanati. Leon Y. Recanati is Chairman and Chief Executive Officer of IDBH, Chairman of IDBD, CII and DIC and is a director of Scitex.

         On May 23, 2002, IDBH announced that the three aforesaid private companies agreed to sell shares representing approximately 51.7% of IDBH to a group comprising Ganden Holdings Ltd. and Ganden Investment IDB Ltd. (together "Ganden"), Maskit-Man Ltd. (a company owned by the Yitzhak and Ruth Manor family ("Manor")) and Avraham Livnat Investments (2002) Ltd. ("Livnat"). Ganden will purchase 60% of the sold shares and Manor and Livnat will each purchase 20% of the sold shares. There is an agreement among the purchasers regarding cooperation between them as shareholders of IDBH. The completion of the transaction is subject to fulfillment of conditions precedent and to the receipt of various approvals, including approval by the shareholders of the sellers.

         Based on the foregoing, IDBH and IDBD (by reason of their control of DIC and CII) and the members of the Recanati family referred to above may be deemed to share with CII and DIC the power to vote and dispose of the Ordinary Shares of Scitex held by such companies, and/or their aforesaid wholly owned subsidiaries, amounting, as at November 22, 2002 in the aggregate, to 44.08% of our outstanding Ordinary Shares carrying voting rights, and are deemed to be controlling shareholders ("Controlling Shareholders") as defined in the Israel Companies Law 5759-1999 (the "Companies Law").

         On December 1, 1980, CII, DIC and PEC entered into an agreement in writing (subsequently amended) that they would vote their Ordinary Shares of Scitex in concert with respect to the election of our directors and with respect to any Ordinary Resolution submitted to shareholders. Currently this agreement is in effect through November 30, 2010,

                           RELATED-PARTY TRANSACTIONS

         BAYSIDE LEASE

         Since April 2000, one of our wholly owned subsidiaries, Scitex Vision Ltd., leased part of its principal facilities from Bayside Land Corporation Ltd., an affiliate of DIC. The rent attributable to such premises for the year ended December 31, 2001 was approximately $345,000.

         CLAL INSURANCE

         We purchased insurance policies in Israel with a number of insurance companies in respect of which Clal Insurance Company Ltd. ("Clal Insurance"), an affiliate of CII, acted as leader. In certain instances, we were a beneficiary of insurance policies purchased from Clal Insurance by a subsidiary of Creo Inc. ("Creo"), an affiliate in which Scitex holds a 12.7% interest. During the year ended December 31, 2001, we paid premiums on such insurance in insignificant amounts, compared to $0.2 million in 2000. The extent to which Clal Insurance, or other insurance companies to which it is affiliated, participated varied from policy to policy. All insurance was effected at normal business rates.

         CLAL SERVICE AGREEMENT

         In November 2001, we entered into a Services Agreement (the "Agreement") with CII in connection with the transfer of our corporate offices to facilities leased to CII at the Azrieli Center, Triangle Building, Tel Aviv and the seconding of personnel.

         Pursuant to the Agreement, CII provides us with office space for our personnel, together with ancillary services, such as cleaning, security and MIS services. In addition, CII seconded Mr. Yeoshua Agassi, Executive Vice President of CII to serve as our Chief Executive Officer, with effect from September 1, 2001, dedicating approximately 60% of his work hours to Scitex. Other employees of the parties to the Agreement are seconded to the other party (on full time or part time basis) on a need basis, as from time to time agreed between the parties. During 2001, other personnel seconded included Mr. Yahel Shachar, seconded by CII to Scitex with effect from December 1, 2001 on an almost full time basis, and Mr. Itai Halevy, seconded by Scitex to Clal with effect from November 1, 2001 on 30% basis. (Mr. Halevy has since become a CII employee seconded to Scitex.)

         Certain services under the Agreement may be provided by subsidiaries of CII or direct from third party suppliers, and CII may assign its rights and obligations under the Agreement, in whole or in part, to a company that it controls, or to a company that controls or is under common control with CII.

         Generally the services rendered are provided by CII at the actual cost for the service, and do not include any overhead expense, or general and administrative cost. However, where such rule cannot be implemented, the cost to Scitex is generally to be calculated either (i) on the basis of the proportion of office space occupied by Scitex at Azrieli Center (including, proportionally, by employees seconded to Scitex by CII and excluding, proportionally, employees seconded to CII by Scitex), for rental of the facilities and common parts, cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number Scitex employees located at Azrieli Center (including, proportionally, those seconded to the Scitex by CII and excluding, proportionally, those seconded to CII by Scitex) for other, generally unspecified, services. Certain services, such as MIS, will be at a fixed rate.

         During 2001, the aggregate cost of the services (including rental), other than the seconding of employees, was be approximately $8,000 per month. In addition, Scitex paid CII the sum of approximately $62,000 in connection with Mr. Agassi's services (based upon an amount of NIS 825,000 per annum, linked to the Israel Consumer Price Index). As regards other seconded employees, each party paid the other party its portion of the cost of the employee to the relevant employer (including social rights, bonuses and all other ancillary rights, except option plan), calculated on a yearly basis.

         The audit committees of both Scitex and CII periodically review the services rendered and amounts paid pursuant to the Agreement, and the specific approval of both audit committees is required to any material increases in the amounts paid. The aggregate changes in respect of the amount payable for seconded employees shall not exceed $300,000 per annum from that envisage at the commencement of the Agreement. The aggregate changes in respect of the amount payable for other services provided to Scitex under the Agreement shall not exceed $20,000 per quarter from that envisage at the commencement of the Agreement.

         OTHER

         During 2001, we maintained business relationships and entered into various other transactions in the ordinary course of business with a number of other companies affiliated with our principal shareholders, all on terms which the Company's management believes were no less favorable to the Company than could be obtained in transactions with unaffiliated third parties.


                        REMUNERATION AND STOCK OPTIONS OF
                         DIRECTORS AND SENIOR MANAGEMENT

         The following table sets forth with respect to all directors and senior management of Scitex as a group, including all persons who were at any time during the period indicated directors or senior management of Scitex, all cash and cash equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2001:

                                                    SALARIES, FEES,
                                                   DIRECTORS' FEES,
                                                    COMMISSIONS AND       OTHER
                                                        BONUSES         BENEFITS
                                                   ----------------     --------
All Directors and senior management as a group
  (consisting of 13 persons in 2001)                   $1,450,000       $165,000

         One of our outside director, Mr. Gallois, who is resigning with effect from the date of the Annual General Meeting, receives an annual director's fee of $20,000 and an attendance fee of $1,000 for each meeting attended outside his country of residence. Our other outside director, Professor Kandel, receives an annual directors' fees and participation fees equivalent to the maximum fees permitted for outside directors under regulations issued pursuant to the
Companies Law (which equates to approximately $9,000 per annum and a participation fee of approximately $350 per meeting.) Directors fees and participation fees of a similar amount are payable to all our other directors. Where directors are employees of major shareholders (or companies under their control), directors' fees and participation fees were generally paid to the company by whom the Director was employed. However, since January 1, 2002, no fees have not been paid in respect of such directors. Except as aforesaid, the Company has not compensated directors in 2001.


STOCK OPTIONS

         The following table sets forth as to all directors and senior management of Scitex as a group, including all persons who were at any time during the period indicated directors or senior management, certain information (expressed in terms of Ordinary Shares of NIS 0.12 nominal value) concerning (i) options granted by Scitex between January 1, 2001 and December 31, 2001; (ii) options exercised between such dates; and (iii) unexercised options at December 31, 2001.

         GRANTED
              Number of Ordinary Shares .......................  25,000
              Average option price per Ordinary Share .........   $8.18

         EXERCISED ............................................    None

         UNEXERCISED
              Unexercised Number of Ordinary Shares ........... 737,900
              Average option price per Ordinary Share .........  $10.67


                  PROPOSALS FOR THE 2002 ANNUAL GENERAL MEETING

                     ITEM 1--ELECTION OF AN OUTSIDE DIRECTOR

         Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two outside directors ("Outside Directors"). To qualify as an Outside Director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an Outside Director if the individual's position or other activities create or may create a conflict of interest with his or her role as an Outside Director. For a period of two years from termination from office, a former Outside Director may not serve as a director or employee of the Company or provide professional services to the Company for consideration.

         The Outside Directors generally must be elected by the shareholders. The term of an Outside Director is three years and may be extended for an additional three years. Other directors are elected annually. Each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one Outside Director.

         Pursuant to the Companies Law, the Board of Directors of any company required to nominate Outside Directors must also appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the Outside Directors. The audit committee may not include the chairman of the board, the chief executive officer or certain other officers or a Controlling Shareholder.

         Mr. Roger Gallois, who was appointed as an independent Director of the Company in 1997 and designated as an Outside Director of the Company on April 5, 2000, has tendered his resignation as a Director of the Company with effect from the date of the Annual General Meeting. Professor Shmuel Kandel, who was elected as the other Outside Director of the Company on December 27, 2000, continues to serve the Company as an Outside Director.

         At the meeting, shareholders will be asked to elect Ms. Ariella Zochovitsky as an Outside Director of the Company. The Company has received a declaration from such nominee, confirming her qualifications under the Companies Law to be elected as an Outside Director of the Company.

         A brief biography of the nominee is set forth below:

         ARIELLA ZOCHOVITZKY (aged 45) is the general manager and partner of Zochovitzky & Weinstein and C.I.G. Capital Investments Group Ltd., firms of management consultants, which she co-founded in July 2001. Prior thereto, Ms. Zochovitzky was a partner in two venture capital funds from July 2000 and a partner in the firm of Zochovitzky & Weinstein, certified public accountants, from 1989 to July 2000. She was previously a partner with the certified public accountants, Kost Forer & Gabbay (a member of Ernst and Young International), which she joined in 1980 as a trainee accountant, subsequently becoming a partner. Ms. Zochovitzky has served on the board of directors of a number of Israeli companies including The Tel-Aviv Stock Exchange Ltd. (1991-1997), Koor Industries Ltd. (1991-1993), Maalot - The Israel Securities Rating Co. Ltd. (1997-2000) and is currently a director of Gazit-Globe (1982) Ltd., New Applicom Ltd., The Caesarea Edmond Benjamin de Rothschild Assets Corp. (2001) Ltd. and Provident Funds Management - Israel Discount Bank Ltd. She holds bachelors degrees in economics and accounting from the University of Haifa, Israel, and a masters degree in management from Tel-Aviv University and Northwestern University (J.L. Kellogg Graduate School of Management), and is a registered CPA in Israel.

         Following her election, Ms. Zochovitsky will receive, as an Outside Director of the Company, an annual directors' fees and participation fees equivalent to the maximum fees permitted for Outside Directors under regulations issued pursuant to the Companies Law (which equates to approximately $9,000 per annum and a participation fee of approximately $350 per meeting), which fees were approved by the Company's shareholders on December 27, 2000. As at November 22, 2002, there were no shares of the Company beneficially owned by Ms. Zochovitsky.

         It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED, that Ariella Zochovitsky be elected as an Outside Director of Scitex for a term of three years."

         Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not Controlling Shareholders, or (ii) the total number of shares voted against the resolution by shareholders who are not Controlling Shareholders does not exceed one percent of Scitex's outstanding shares. See the section headed "Ownership of Scitex Shares" above for details of Controlling Shareholders. Subject to the Companies Law, in the event that Ms. Zochovitsky should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THIS NOMINEE AS AN OUTSIDE DIRECTOR.


                       ITEM 2--ELECTION OF FIVE DIRECTORS

         The Company currently has a board of seven Directors, including two Outside Directors (see Item 1 above). Those Directors who are not Outside Directors are elected annually.

         The Management of the Company is presently recommending five nominees for election as Directors (other than Outside Directors) of the Company at the Annual General Meeting, all such nominees being current members of the Company's Board of Directors. Subject to all nominees being elected, the Board will continue to comprise seven Directors, including two Outside Directors. The number of Directors of the Company as last fixed by a decision of the shareholders of the Company is eleven. It is therefore intended that four vacancies will exist on the Board of Directors following the Annual General Meeting. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of Directors, the vacancies existing on the Board following the meeting.

         In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a Director.

         The nominees, their present principal occupation or employment, the year in which each first became a Director and the number of shares of the Company beneficially owned by each on November 22, 2002 are:

                                                                                                     NUMBER OF
                                                                                                  ORDINARY SHARES
                                                                                                   BENEFICIALLY
                                            PRINCIPAL OCCUPATION                       DIRECTOR    OWNED AS OF
       NAME                                     OR EMPLOYMENT                   AGE      SINCE   NOVEMBER 22, 2002
       ----                                     -------------                   ---      -----   -----------------
Meir Shannie(a,b,c)           Chairman of the Board of the Company;             57       2001            --
                              President and Chief Executive Officer,
                              Clal Industries and Investments Ltd.

Avraham Asheri(d,e)           Economics Advisor; Director of Companies;         64       2000            --
                              Former President and Chief Executive Officer,
                              Israel Discount Bank Ltd.

Raanan Cohen(d)               Vice President,                                   35       2001            --
                              Discount Investment Corporation Ltd.

Leon Y. Recanati(a,b)         Chairman & Chief Executive Officer,               54       1988         5,000(f)
                              IDB Holding Corporation Ltd.
                              Chairman, IDB Development Corporation Ltd.
Ophira Rosolio-Aharonson(e)   Director of Companies                             53       2000            --

----------
(a)  Nominee of CII through its wholly owned subsidiary, CEI.
(b) Member of the Remuneration Committee of the Board of Directors (which also included an Outside Director, Roger Gallois).
(c) Member of the Acquisition Analysis Committee of the Board of Directors (which also included both Outside Directors).
(d)  Nominee of DIC (and its wholly owned subsidiaries).
(e) Member of the Audit Committee of the Board of Directors (which also includes both Outside Directors).
(f) Excludes the Ordinary Shares of the Company held by other Controlling Shareholders in respect of which Mr. Recanati may be deemed to share the power to vote and to dispose of.


         MEIR SHANNIE was appointed Chairman of the board of directors of Scitex upon his appointment as a director of Scitex in February 2001. He is President and Chief Executive Officer of CII, having held such post since January 2001. From 1997 until his appointment at CII, he was an independent businessman. Previously, Mr. Shannie was Active Chairman of Israeli Direct Insurance from 1993. He serves as Chairman of the board of directors of CEI and is a director of CII, ECI Telecom Ltd. and Elite Industries Ltd., as well as a number of other companies in which CII has an interest. Mr. Shannie holds a bachelors degree in accounting and economics and a masters degree in business administration, both from Tel Aviv University, Israel.

         AVRAHAM ASHERI is an economics advisor. He served as President and CEO of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a Member of the Bank's Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years, Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elron Electronic Industries Ltd., Elbit Systems Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

         RAANAN COHEN was appointed Vice President of DIC in August, 2001, having previously served as Executive Assistant to the Chief Executive Officer of DIC from April, 1999. Prior to joining DIC, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar, and from 1994 to 1995 he served as an advocate with S. Horowitz & Co., one of Israel's leading law offices. He is a director of a number of companies within the DIC group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

         LEON Y. RECANATI has served as Chief Executive Officer of IDBH and Chairman of the boards of IDBH and IDBD since March 2001 (having initially been appointed as Co-Chief Executive Officer of IDBH in 1986 and Co-Chairman of the boards of both companies in June 1999), and has served as Chairman of the board of DIC since June 1, 2001. From 1997 until its merger into IDBD in July 2000, Mr. Recanati was also Chairman of the board of Clal (Israel) Ltd., then the parent company of CII. From 1986 until November 1996, he was also Joint Managing Director of IDBD. Prior to such appointments, Mr. Recanati had been a director of IDBH and IDBD since 1981. Mr. Recanati also serves as Chairman of the board of CII, and is a director of American Israeli Paper Mills Ltd. and other companies within the IDB group, or in which it has an interest. He holds a bachelors degree in economics and a masters degree in business administration, both from the Hebrew University of Jerusalem.

         OPHIRA ROSOLIO-AHARONSON is an executive director at several private and publicly traded high tech companies, a strategic business consultant, partner and advisor to several venture capital firms in Israel and in the United States. Areas of expertise are software & hardware, related applications and advanced technology including: imaging, AOI, communications, etc. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the United States from 1992 to August 1999. Prior to that, Ms. Rosolio-Aharonson served as a senior executive, holding various CEO/COO positions at Clal Computers & Technology Ltd. She is currently a director of Cimatron Ltd. Ms. Rosolio-Aharonson has a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion - Israel Institute of Technology in Haifa, and is a graduate of the executive business and management program of Tel Aviv University.

         Our articles of association provide that our board of directors may delegate power to one or more committees of the board, subject to the limitations and restrictions that the board may from time to time prescribe, which power of delegation is also limited by the Companies Law, which stipulates that certain powers cannot be delegated by the board of directors. In addition to the appointment of an audit committee, a requirement pursuant to the Companies Law, the board has appointed a remunerations committee and an acquisitions analysis committee. The audit committee must be comprised of at least three directors, including all of the Outside Directors, and may not include the Chairman of the board, the Chief Executive Officer or certain other officers or a Controlling Shareholder. Any other committee of the board empowered with powers of the board of directors is required to include at least one Outside Director.

         Our articles of association also provide that any director may appoint another person to serve as an alternate director. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her, but an alternate director shall have no standing at any meeting of the board of directors or any committee thereof attended by the director who appointed such alternate director. Unless the time or scope of the appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

         The Companies Law requires disclosure by an "office holder" (as defined below) to the company in the event that an office holder has a direct or indirect personal interest in transactions to which the company intends to be a party, and codifies the duty of care and fiduciary duty, which an Office Holder owes to the Company. An "office holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. The Companies Law requires that certain transactions, actions and arrangements be approved by the audit committee of the company's board of directors and by the board of directors itself. In certain circumstances shareholder approval is also required. An office holder (including a director) who has a personal interest in a matter that is considered for approval at a meeting of the board of directors or the audit committee may not be present nor vote on any such matter.

         The Ordinary Shares of Scitex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an Outside Director - see Item 1 above) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

         Pursuant to the 1980 Voting Agreement, shareholders beneficially holding an aggregate of approximately 44.08% of Scitex's outstanding Ordinary Shares carrying voting rights have agreed to vote their shares for election of the above nominees for director.

         It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED, that each of the nominees named in Item 2 of Scitex's proxy statement relating to its 2002 Annual General Meeting be, and they hereby are, elected as a Director of Scitex to hold office until the next annual general meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of the Company."

         The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect the said nominees as Directors of the Company.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.


              ITEM 3--APPROVAL OF THE MERGER OF SCITEX VISION AND APRION DIGITAL

         On November 4, 2002, the Company, Scitex Vision Ltd. ("Scitex Vision"), a wholly owned subsidiary of the Company, and Aprion Digital Ltd. ("Aprion"), in which the Company currently holds approximately 42.5% of the outstanding share capital, entered into a Summary of Terms agreement (the "Summary of Terms") for the merger of Scitex Vision with and into Aprion, which will operate under a new name yet to be determined, being the surviving corporation (as more fully described below, the "Merger"). The Merger is based on an exchange ratio of approximately one to one basis, so that, subject to completion of the transaction, currently expected at the end of December 2002 (the "Closing"), (1) the Company will sell all of its shares in Scitex Vision to Aprion and (2) Aprion will issue to Scitex shares of Aprion, representing approximately 50% of Aprion's outstanding share capital, and will reserve 4.5% of Aprion's share capital, on a fully diluted and as converted basis, for the issue of stock options to Scitex Vision's employees) (the "Merger Consideration"). Accordingly, it is expected that, following the Closing, the Company will hold, in the aggregate, approximately 70% of Aprion's outstanding share capital (equating to approximately 64% of Aprion's share capital on a fully diluted and as converted basis). The parties have received a preliminary opinion confirming the fairness, from a financial point of view, of the Merger Consideration, prepared in connection with the Merger by a financial advisor to the parties to the Merger (the "Fairness Opinion"). The Closing is subject, among other things, to the receipt of a final written Fairness Opinion.

         The Audit Committee and Board of Directors of the Company approved the Merger and the actions contemplated therein, including the negotiation and execution by the Company of a definitive merger agreement with Aprion and Scitex Vision, with recommendation that the shareholders approve the same.

         THE FOLLOWING CONTAINS CERTAIN SUMMARY INFORMATION REGARDING THE BUSINESS OPERATIONS OF APRION AND SCITEX VISION. YOU MAY FIND ADDITIONAL INFORMATION ABOUT APRION AND SCITEX VISION IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 AND IN OTHER FILINGS OF THE COMPANY WITH THE US SECURITIES AND EXCHANGE COMMISSION.


APRION

         Aprion was established in September 1999 as a spin-off of the Company's Advanced Printing Products division. Headquartered in Netanya, Israel, Aprion designs, develops, manufactures and markets advanced digital printing presses and specialized water-based inks for industrial applications based on Aprion Digital's patented MAGIC (Multiple Array Graphic Inkjet Color) drop-on-demand inkjet technology. This technology is based on piezo inkjet heads with a patented multi-layer construction designed to provide high printing speed, flexibility of media choice and high reliability. It manufactures and markets products and consumables, such as its recently developed water based, environmentally friendly inks, associated with these technologies. Aprion has approximately 150 employees.

         According to its audited financial statement for the years 2000 and 2001, Aprion did not generate any revenues during that period, and incurred a net loss of approximately $16.4 million and $29.4 million, respectively. According to its unaudited financial report for the first nine months of 2002, Aprion generated $3.4 million in revenues and incurred a net loss of approximately $12.7 million, for that period. At September 30, 2002, Aprion had a net cash balance of $1.7 million.

SCITEX VISION

         Scitex Vision, a wholly-owned subsidiary of the Company, was incorporated under the name of Idanit Technologies Ltd. in 1994. It was acquired by the Company in 1998 and was briefly known as Scitex Wide Format Printing Ltd. before adopting its present name. Headquartered in Herzlia, Israel, Scitex Vision is a developer, manufacturer and distributor of wide-format and super-wide format, color inkjet digital printing systems used for point-of-purchase displays, banners and outdoor advertising posters. Scitex Vision employs approximately 390 employees.

                  According to its audited financial statement for the years 2000 and 2001, Scitex Vision generated $75.5 million and $91.6 million in revenues, respectively, and realized a net income of approximately $0.5 million in 2000 and incurred a net loss of $11.8 million in 2001. According to its unaudited financial report for the first nine months of 2002, Scitex Vision generated $64.8 million in revenues and incurred a net loss of approximately $2.8 million, for that period. At September 30, 2002, Scitex Vision had a negative cash balance of $38 million (excluding loans from the Company, its parent company).

         THE FOLLOWING SUMMARY MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED UNDER THE UNITED STATES FEDERAL SECURITIES LAWS. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS REFLECTED IN ANY FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCES THAT ITS EXPECTATIONS WILL BE ATTAINED. SUCH STATEMENTS ARE INHERENTLY UNCERTAIN, AND ACTUAL RESULTS AND ACTIVITIES MAY DIFFER MATERIALLY FROM THOSE ESTIMATED OR PROJECTED AS A RESULT OF THE RISK FACTORS SET FORTH IN THE COMPANY'S FORM 20-F FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE DIFFICULTIES INVOLVED IN INTEGRATING SCITEX VISION'S OPERATIONS AND EMPLOYEES WITH THOSE OF APRION OR ACHIEVING ANY OF THE EXPECTED SYNERGIES AS RESULT OF THE MERGER. THE COMPANY HAS NO OBLIGATION TO UPDATE THE STATEMENTS CONTAINED IN THIS PROXY STATEMENT OR TO TAKE ACTION THAT IS DESCRIBED HEREIN OR OTHERWISE PRESENTLY PLANNED.


REASONS FOR THE MERGER


         The Company deems the Merger as another key step in implementing the Company's business strategy to enhance its position in the industrial ink jet digital printing market. The Company believes that combining Scitex Vision and Aprion can create a premier developer and supplier of industrial inkjet solutions, which will benefit from Aprion's leading advanced technology, as well as additional market opportunities. Scitex Vision is an established player in the industrial inkjet field with international sales marketing and customer support operations and enjoys market recognition. The Merger is designed to match the customer facing experience of Scitex Vision and the stability of its ongoing business with new business opportunities that Aprion's advanced product and technology are expected to offer. The Company expects that the Merger will shorten the time-to-market, and expedite the penetration rate of new products developed by the merged company, to be based primarily on Aprion's technology. In addition, while no assurances can be made, the Company believes that the Merger will result in synergies in overhead structures, operations, products and technologies and will consequently enable the combined company to offer competitive and integrated solutions and to reach additional sectors in the industrial ink jet digital printing markets.


THE MERGER


         THE FOLLOWING SUMMARY OF THE PROPOSED MERGER IS PRIMARILY BASED ON THE SUMMARY OF TERMS. SINCE NO DEFINITIVE MERGER AGREEMENT HAS BEEN EXECUTED BETWEEN THE PARTIES TO DATE, THE FOLLOWING SUMMARY IS NOT, AND SHOULD NOT BE CONSIDERED AS, A COMPLETE DESCRIPTION OF ALL THE TERMS OF THE MERGER AND THERE CAN BE NO ASSURANCE THAT SUCH DEFINITIVE MERGER AGREEMENT SHALL BE EXECUTED OR THAT THE MERGER SHALL BE CONSUMMATED.


         STRUCTURE OF THE MERGER

         The parties intend to effect the Merger in two steps, first, at the Closing, Aprion will acquire all of the outstanding shares of Scitex Vision from the Company, and Scitex Vision will become a wholly owned subsidiary of Aprion; and, shortly thereafter, subject to agreement among the parties, Scitex Vision may merge with and into Aprion pursuant to Section 323 of the Israeli Companies Law-5759-1999 (the "Companies Law"), with Aprion being the surviving corporation.

         ADJUSTMENT OF MERGER CONSIDERATION

         The Merger Consideration is subject to the following adjustments:

         o In the favor of either party, if at any time prior to the Closing, there shall have been a finding of any material adverse discovery with respect to the other party which would reasonably likely to cause a material adverse effect on such other party; and

         o In favor of the Company, if, at any time prior to the earlier to occur of (1) the seventh year following the Closing and (2) the closing of an initial public offering of Aprion's shares (with minimum requirements as to Aprion's valuation at, and the proceeds of, such offering), any of a number of specified adverse events will occur in respect of Aprion.

         FINANCING BY THE COMPANY

         Until the Closing, the Company is required to (1) transfer $15 million to Scitex Vision, in return for equity securities of Scitex Vision, or in another manner to be mutually agreed between the parties; and (2) convert all existing shareholders loans provided by the Company to Scitex Vision into equity securities of Scitex Vision, or in another manner to be mutually agreed between the parties.

         DIRECTORS AND OFFICERS OF APRION

         Following the Closing, the Board of Directors of Aprion shall be comprised by up to seven members, (1) all of which, except for two, shall be appointed by the Company, Clal Industries and Investments Ltd. ("CII"), which holds 14.3% of Aprion's outstanding share capital, and Discount Investments Ltd. ("DIC"), which holds 14.3% of Aprion's outstanding share capital; or (2) in the event that the Company, CII and DIC own, in the aggregate, less than 50% of Aprion's share capital, all of whom will be elected at the annual general meeting of Aprion by the vote of the holders of a majority of the voting power represented at such meeting. Dov Ofer, current CEO and President of Scitex Vision, will be appointed President and Chief Executive Officer of Aprion and other persons will be appointed as executive officers of Aprion as will be agreed between the parties. Kenneth Levy, current Chairman of the Board of Aprion, will remain in that position, and Dr. Michael Nagler, current President and CEO of Aprion and a member of its Board, will be appointed as Vice Chairman of the Board.

         EMPLOYEE OPTIONS

         At the Closing, Aprion will reserve approximately 4.5% of its outstanding share capital (on a fully-diluted and as converted basis) for the purpose of granting options to Scitex Vision's employees, as promptly as practicable following the Closing.

         REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

         Each of Scitex Vision (for the benefit of Aprion) and Aprion (for the benefit of the Company) are required to make customary representations and warranties with respect to each party's business operations. The Company is also required to make limited representations and warranties for the benefit of Aprion. The representations and warranties made by the parties will survive for a limited period as will be agreed between the parties. In the event of damages incurred as result of breach of the representations and warranties made by either party or failure to perform covenants or agreements in connection with the Merger, the parties are required to indemnify each other. The indemnification will be paid out solely in shares of Aprion.

         CONDITION TO THE CLOSING

         The obligations of the parties to consummate the first step of the Merger at the Closing are conditioned on fulfillment or waiver of conditions precedent, including the accuracy of representations and performance of covenants in all material respects; receipt of required consents from regulators and third parties (including the shareholders approval requested in this Proxy Statement); delivery of documents and certificates (including the final Fairness Opinion); and completion of due diligence review.

         TERMINATION; DEFINITIVE AGREEMENT

         The parties agreed that the consummation of the Merger is subject to the execution of a definitive written agreement setting forth the terms of the Merger and mutually acceptable to the parties not later than December 4, 2002, unless such date is extended by the parties. In addition, there is no obligation to complete the Merger if the Closing has not occurred by December 31, 2002. No termination fee has been set.

         SCITEX'S SHAREHOLDERS APPROVAL

         By virtue of the shareholders agreement among CII, DIC and PEC (and by virtue of IDBD's control of CII and DIC), CII, DIC and DIC's subsidiaries may be deemed to be "Controlling Shareholders" of the Company (as such term is defined under the Companies Law). CII and DIC may have a personal interest in the Merger by virtue of their shareholdings in Aprion. In light of the nature of this transaction and the personal interest therein of Controlling Shareholders, the Companies Law requires approval of the transaction by the Company's shareholders.

         It is proposed that at the meeting the following resolutions be adopted:

              "RESOLVED, that the merger between Scitex Vision Ltd. and Aprion Digital Ltd. as described in the Company's Proxy Statement (the "Merger") and the Company's undertakings in connection therewith be, and the same hereby is, approved in all respects"; and

              "RESOLVED, that to effectuate the Merger and the foregoing resolution, the Company be, and hereby is, authorized to enter into a definitive merger agreement with Scitex Vision Ltd. and Aprion Digital Ltd., which agreement shall set forth the terms of the Merger and such other terms and conditions that the authorized officers of the Company (as authorized, and to the extent authorized, by the Board of Directors) deem fit; provided that any modifications of the terms of the Merger described in the Company's Proxy Statement that materially increase the obligations, or decrease the rights, of the Company shall be approved by the Audit Committee and Board of Directors of the Company."

         Approval of the above resolutions will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, in light of the personal interest of Controlling Shareholders in this matter, as referred to above, pursuant to the Companies Law, the above resolutions will be approved only if (i) the shares voting in favor of such resolutions include at least one-third of the shares voted by shareholders having no personal interest in such matter, or (ii) the total number of shares voted against the resolutions by shareholders having no personal interest in the matter does not exceed one percent of the Company's outstanding shares.

         Pursuant to the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in approval of the above resolutions. Under the Companies Law, a "personal" interest of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses family) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least five percent of its issued share capital or voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in any company.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THESE PROPOSED RESOLUTIONS.


              ITEM 4--APPOINTMENT OF INDEPENDENT AUDITORS

         Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), has been nominated by the Board of Directors of the Company for reappointment as independent auditors of the Company for the fiscal year ending December 31, 2002. They have no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kesselman & Kesselman.

         At the Annual General Meeting the Board of Directors will report the remuneration paid to the Company's auditors for their auditing activities and for their non-auditing activities for the year ended December 31, 2001. A representative from Kesselman & Kesselman will be present at the meeting and available to respond to appropriate questions from shareholders.

         It is proposed that at the meeting the following resolution be adopted:

              "RESOLVED,  that the Company's independent  auditors,  Kesselman &
              Kesselman, be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2002, and that the Board of Directors be, and it hereby is, authorized to fix the remuneration of said independent auditors in accordance with the volume and nature of their services."

         Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED RESOLUTION.


              ITEM 5--DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

         At the Annual General Meeting, the Auditors Report and Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001, will be presented for discussion, as required by Israel Law. A representative from Kesselman & Kesselman will be present at the meeting and available to respond to appropriate questions from shareholders.


                                 OTHER BUSINESS

         Management knows of no other business to be transacted at the meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                                        By Order of the Board of Directors,


                                            MEIR SHANNIE
                                              CHAIRMAN OF THE BOARD OF DIRECTORS

                                            YEOSHUA AGASSI
                                              CHIEF EXECUTIVE OFFICER

Dated: November 29, 2002

                            SCITEX CORPORATION LTD.

           PROXY FOR THE 2002 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON DECEMBER 29, 2002
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby constitutes and appoints YEOSHUA AGASSI, YAHEL SHACHAR and ITAI HALEVY, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scitex Corporation Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on November 22, 2002, at the 2002 Annual General Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 3 Azrieli Center, Triangle Building, 45th Floor, Tel Aviv, Israel, on December 29, 2002 at 1:00 P.M. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2002 Annual General Meeting of Shareholders and Proxy Statement dated November 29, 2002 relating to the Annual Meeting.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR EACH PROPOSAL (INCLUDING TO INDICAATE THAT THE SHAREHOLDER IS A NON-CONTROLLING SHAREHOLDER AS REGARDS ITEM 1 AND TO INDICATE THE ABSENCE OF A PERSONAL INTEREST IN RESPECT OF ITEM 3). ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

                          (CONTINUED ON REVERSE SIDE)

                         PLEASE DATE, SIGN AND MAIL YOUR
                      PROXY CARD BACK AS SOON AS POSSIBLE!

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            SCITEX CORPORATION LTD.

                               DECEMBER 29, 2002


             |  Please Detach and Mail in the Envelope Provided  |


        PLEASE MARK YOUR
A  [X]  VOTES AS IN THIS
        EXAMPLE.

                       FOR all                AGAINST all
                nominees listed below    nominees listed below
                (except as marked to     (except as marked to
                 the contrary below)      the contrary below)

1. & 2.
   Election of          [ ]                       [ ]
   Directors.

NOMINEES: Meir Shannie, Avraham Asheri,
          Raanan Cohen, Leon Y. Recanati,
          Ophira Rosolio-Aharonson
          Ariella Zochovitsky (Outside Director)

To withhold authority to vote for or against any individual nominees above, cross out that nominee's name.

                                                      FOR   AGAINST   ABSTAIN

1A. For the purposes of proposal 1, Election of       [ ]     [ ]
    Ariella Zochovitsky as an Outside Director, I confirm that I am NOT a Controlling
    Shareholder. (If you are not a Controlling
    Shareholder, mark the "FOR" box. If you are a Controlling Shareholder, mark the "AGAINST" box.

3.  Approval of merger between Scitex Vision Ltd.     [ ]     [ ]       [ ]
    and Aprion Digital Ltd.

3A. I do NOT have a personal interest in proposal     [ ]     [ ]
    3. (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.

4.  Reappointment of independent auditors and         [ ]     [ ]       [ ]
    fixing their remuneration.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting, or any adjournment thereof.

The undersigned acknowledges receipt of the Notice of 2002 Annual General Meeting of Shareholders and Proxy Statement of the Company dated November 29, 2002 relating to the Annual Meeting.


Signature _____________ Date _____, 2002

Signature if held jointly ______________, __________________ Date: _______, 2002
                                          Title (if applicable)

Note: Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.